June 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Shengkai Innovations, Inc.
Registration Statement on Form S-3
Filed on June 3, 2010
File No. 333-167276

Ladies and Gentlemen:

On behalf of Shengkai Innovations, Inc. (“Shengkai Innovations” or the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of June 24, 2010.

1.
We note your response to our prior comment; however, please fully explain the steps the company took to transfer the listing of its shares from the NYSE to the NASDAQ.  Please tell us the date on which the board first took definitive action in this regard.

Response:

Management of the Company first contacted the NASDAQ with regard to transitioning from the NYSE Amex on April 16, 2010.  It is the Company’s view that this was not a “definitive action” by the Company to list its shares on the NASDAQ as it was still subject to board approval and the NASDAQ’s review and comments.

On April 23, 2010, the NASDAQ sent the Company a comment letter requesting further information and documentation.

On May 10, 2010, the Company received from the NASDAQ detailing the steps for listing on the NASDAQ including, the requisite disclosure forms to be filed with the SEC and the timing of such filing (please see attached).

On May 11, 2010, the NASDAQ issued its approval to the Company to list its securities on the NASDAQ.

On May 13, 2010 and based on the NASDAQ’s approval of May 11, 2010 to list the Company’s common stock on the NASDAQ, the Company’s Board of Directors resolved to authorize the officers of the Company to withdraw the Company’s common stock from listing on the NYSE Amex and to list on the NASDAQ. Pursuant thereto, management of the Company sent a delisting notice to the NYSE Amex on the same day together with a copy of the board resolutions (please see attached a copy of board resolutions).

On May 13, 2010, the Company issued a press release announcing the NASDAQ’s approval for listing of the Company’s common stock on the NASDAQ Global Market. It also filed a Current Report on Form 8-K on March 13, 2010 attaching a copy of this press release as an exhibit under Item 9.01.

Item 3.01 of Form 8-K requires a company to file an 8-K, within four business days, “[i]f the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, has taken definitive action to cause the listing of a class of its common equity to be withdrawn from the national securities exchange… where such exchange … maintains the principal listing for such class of securities, including by reason of a transfer of the listing to another securities exchange or quotation system”.

The Form 8-K needs to disclose “the action taken” (to cause the listing of the registrant’s common equity to be removed from its principal exchange) and the “date of action”.

It is the Company’s contention that the board’s resolution on May 13, 2010 qualifies as the “definitive action to cause the listing of a class of its common equity to be withdrawn from the national securities exchange” as board action was required to withdraw the listing of its shares on the NYSE Amex and transfer it to the NASDAQ and no committee of the board of directors or an officer or officers of the Company had hitherto been authorized to do so by the board.

It is also the Company’s contention that it timely discharged its disclosure requirement when it filed its Current Report on Form 8-K attaching a copy of its press release under Item 9.01 on May 13, 2010.  The press release not only disclosed that the Company had been approved for listing on the NASDAQ Global Market under the symbol "VALV" but that it would continue to trade on the NYSE Amex until the market close on May 24, 2010 and that it would begin trading on the NASDAQ Global Market on May 25, 2010.

Pursuant to General Instruction B.3 to Form 8-K, the Company is not required to file an 8-K to report information:

1.
If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form. To the extent that an item calls for disclosure of developments concerning a previously reported event or transaction, any information required in the new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report. The term previously reported is defined in Rule 12b-2 (17 CFR 240.12b-2).

Based on General Instruction B.3 to Form 8-K, the Company does not believe that it had to file another Form 8-K under Item 3.01 because it had already reported substantially the same information in its Current Report on Form 8-K on May 13, 2010 under Item 9.01.   Moreover, because the Company believes that its duty to disclose only arose on May 13, 2010 when its board of directors approved the listing of the Company’s common stock on the NASDAQ Global Market, it had fully discharged its duty well within the four business days deadline.

Further and in the alternative, the Company was advised by the NASDAQ (and in good faith relied on such advice) to file a Form 25, for notification of removal of its common stock from the NYSE Amex LLC, and a registration statement on Form 8-A12B, which reported the listing of its common stock on the NASDAQ Stock Market LLC on May 24, 2010. Accordingly, also pursuant to General Instruction B.3 to Forms 8-K, the Company does not believe that it was required to file an additional Current Report on Form 8-K under Item 3.01 to report substantially the same information, namely, the action taken to cause the listing of its common stock to be withdraw from the NYSE Amex LLC, by reason of its transfer to the NASDAQ Stock Market LLC, and the date of the action (May 24, 2010).

For the aforementioned reasons, the Company believes that it remains eligible to use Form S-3 under  General Instruction I. A. 3(b) of Form S-3.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan, Esq

UNANIMOUS WRITTEN CONSENT
IN LIEU OF FORMAL ACTION BY THE BOARD OF DIRECTORS OF
SHENGKAI INNOVATIONS, INC.

The undersigned, being all of the members of the Board of Directors of Shengkai Innovations, Inc., a Florida Corporation (the “Corporation”), hereby execute this written consent to action in accordance with Chapter 607.0821, Title XXXVI of the Florida Statutes.  The undersigned Directors hereby waive the relevant sections of the Florida Statutes, and of the Corporation’s By-Laws, all requirements of notice, including notice of purpose, whether contained therein, effective as of May 13, 2010, do hereby adopt the following resolutions:

WHEREAS, the Corporation’s common stock is currently listed and trading on the NYSE Amex; and

WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to list its common stock on The NASDAQ Stock Market LLC (“NASDAQ”) and to withdraw its common stock from listing on the NYSE Amex;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Corporation be, and they hereby are, authorized, empowered and directed to withdraw the Corporation’s common stock from listing on the Amex and to apply for listing of the Corporation’s common stock on NASDAQ; and

BE IT FURTHER RESOLVED, that the officers of the Corporation be, and they hereby are, authorized and empowered, in the name and on behalf of the Corporation, to take any action and to execute and deliver all such other documents that they deem necessary or proper or advisable to carry out the intent of the foregoing resolution including, but not limited to, filings with the NYSE Amex, NASDAQ and the Securities and Exchange Commission.

[This space is intentionally left blank]

IN WITNESS WHEREOF, the undersigned, being all the directors of the Corporation, consent hereto in writing as of the first date written above, and direct that this instrument be filed with the minutes of proceedings of the Board of Directors of the Corporation.

DIRECTORS:

/s/ Wang Chen
Wang Chen

/s/ Guo Wei
Guo Wei

/s/ Michael Marks
Michael Marks

/s/ Jun Leng
Jun Leng

/s/ Ruizhu Mu
Ruizhu Mu

Steps for Listing on The NASDAQ Stock Market
Guide for Amex Listed Companies

Thank you for your interest in listing on The NASDAQ Stock Market.  This transition kit contains a variety of materials to help simplify your company’s move to NASDAQ.  The following materials are included:

•	Sample Board resolution
•	Sample notification letter to Amex
•	Sample press release
•	SEC Form 8-A
•	Sample SEC Form 25

If you have any questions or concerns regarding this process, please contact your NASDAQ representative.

Required Action Steps and Time Line

Step 1	Preliminary discussions with NASDAQ regarding listing.

Step 2	Company submits listing application to NASDAQ. In addition to the application enclosed, listing information and forms can also be found at: http://www.nasdaq.com/about/listing_information.stm.

Step 3	NASDAQ Listing Qualifications Department approves the company’s application.

Step 4	The Company fulfills the requirements of SEC Rule 12d2-2(c):

•     At least ten days prior to filing its Form 25 with the SEC, the Company must issue a press release announcing its intent to move to NASDAQ and post the press release on its publicly-accessible Web site, if it has one.

•     Contemporaneous with the press release, the Company sends notice to the Amex (see sample notification letter to Amex).  The notification should specify the date on which the Company wishes the Amex to suspend trading.

Step 5
The Company sends the Amex a copy of the certified board resolution authorizing the transfer to NASDAQ (see sample resolution). This document could be included with the notification letter discussed in Step 4.

Step 6	The Company files, via EDGAR, SEC Form 8-A to register its securities on the NASDAQ Stock Market LLC under Section 12(b) of the Securities Exchange Act of 1934 (copy enclosed).

Step 7
Thereafter, the Company must file, via EDGAR, a Form 25 with the SEC to withdraw its securities from listing on the Amex.  The Company must provide a copy of the Form 25 to the Amex simultaneous with its filing.  The Form 25 will become effective ten days after it is filed with the SEC.

Step 8
On the date requested (which must be at least ten days after notice has been provided to the Amex) the Amex will suspend trading in the Company’s securities and the securities will be listed on NASDAQ.  Trading commences on NASDAQ.

The materials contained herein are not intended as, and do not constitute, legal advice.  The materials are offered for information purposes only.  Do not act or rely upon any of the information contained in this kit without first seeking advice from a corporate/securities attorney.

SAMPLE NOTIFICATION LETTER TO THE AMEX

Date

<<AMEX Listing Qualifications Analyst>>
NYSE Amex
20 Broad Street
New York, NY 10005

Re: XYZ Incorporated (the “Company”)

Dear <<AMEX Listing Qualifications Analyst>>:

Please be advised that XYZ Incorporated has determined to delist its common stock from NYSE Amex and to become listed on the NASDAQ Stock Market.

The Company will submit the required Form 25 to the Securities and Exchange Commission to delist from NYSE Amex.  The decision to delist was approved by the Board of Directors of the company on [date of resolution].  A copy of the resolution is enclosed for your files.  We anticipate that trading on NASDAQ will commence on [DATE] (generally at least ten days from this notice). The last day of trading on NYSE Amex will be [DATE].

Very truly yours,